EXHIBIT 1.2

CODIFIED ARTICLES OF ASSOCIATION OF

SOCIETE ANONYME

CHAPTER A

ESTABLISHMENT - NAME - SEAT - PURPOSE - DURATION

ARTICLE 1

ESTABLISHMENT - NAME

1.	There is hereby constituted a Societe Anonyme under the corporate name “STET HELLAS TELECOMUNICATIONS S.A.”.

For the relations of the Company with abroad the corporate name of the Company will be used in true translation in any foreign language.

2.	The Company’s trade name, in Greece as well as abroad, is “STET HELLAS A.E.B.E.”.

ARTICLE 2

SEAT

1.	The seat of the Company will be in the Municipality of Maroussi, Attica.

2.	The Company may establish, by virtue of Board of Directors resolutions, branch offices, offices, factories, agencies etc. in any other city within Greece or abroad. The terms and conditions of operation, as well as the nature and scope of the activities of the abovementioned establishments of the Company, are determined in each instance by the respective Board of Directors resolution authorizing such establishment or by any subsequent Board of Directors resolutions.

3.	Any dispute arising between the Company and its shareholders or third parties is subject exclusively to the jurisdiction of the Courts of the Company’s seat, before which any legal action against the Company is brought to, even in cases where special jurisdictions exist, except where the law provides otherwise, notwithstanding of course the possibility of arbitration procedures.

ARTICLE 3

PURPOSE

1.	The purpose of the Company is:

(a)	production, trading, installation, exploitation and operation of mobile telephone communication systems, as well as any other relevant to the above activity in the areas of mobile telephony, telecommunications, electronics and informatics in general as well and any other similar activity;

(b)	representation of above products in Greece or abroad;

(c)	participation, in whole or in part, in any other undertaking under any corporate or other form with similar or related purpose, as described, in item (a) hereinabove as well as any kind of co-operation with above undertakings in any legal manner.

2.	In order to fulfil its purposes, the Company may:

(a)	Participate in any undertaking whatsoever with a similar or related purpose under any corporate form or type;

(b)	Establish branch offices, and/or agencies wheresoever;

(c)	Cooperate with any physical or legal entity in whichever manner;

(d)	Represent any undertaking whatsoever, Greek or foreign, with a similar or related purpose;

(e)	Perform any other activity which will serve directly or indirectly the purpose of the Company.

ARTICLE 4

DURATION

The duration of the Company is determined to be twenty five (25) years, starting as of the date of registration to the Register of Societes Anonymes by the competent authorities, of the administrative decision authorising the establishment of the Company and approving the Articles of Association thereof. The duration of the Company may be extended by virtue of a relevant decision of the Company’s shareholders’ General Assembly.

CHAPTER II

SHARE CAPITAL - SHARES

ARTICLE 5

SHARE CAPITAL

The share capital of the Company was initially fixed at ten million (10,000,000) GRD, fully paid up and divided into one thousand (1,000) registered shares of a nominal value of ten thousand (10,000) each. Then, by virtue of a decision dated 21 December 1992 of the Extraordinary General Meeting of the Shareholders, the share capital was increased by twelve billion two hundred ninety two million nine hundred sixty thousand (12,292,960,000) GRD, to be fully paid up, with the issue of one million two hundred twenty nine thousand two hundred and ninety six (1,229,296) registered share of a nominal value of ten thousand (10,000) GRD each. Then, by virtue of a decision dated 22 January 1993 of the Extraordinary General Meeting of the Shareholders, the share capital was increased by six billion six hundred ninety seven million forty thousand (6,697,040,000) GRD, to be fully paid up, with the issue of six hundred sixty nine thousand seven hundred and four (669,704) registered shares of a nominal value of ten thousand (10,000) GRD each. Then, by virtue of a decision dated 11 February 1993 of the Extraordinary General Meeting of the Shareholders, the share capital was increased by one billion forty million (1,040,000,000) GRD, to be fully paid up, with the issue of one hundred four thousand (104,000) registered shares of a nominal value of ten thousand (10,000) GRD each and of offer price 11,923,077. The balance between the nominal value and the offer price amounting to 200,000,008 GRD will be transferred to the reserve fund with the issue of shares above par. Then, by virtue of a decision dated 12 May 1993 of the Extraordinary General Meeting of the Shareholders, the share capital was increased by nine hundred sixty million (960,000,000) GRD, to be fully paid up, with the issue of ninety six thousand (96,000) registered shares of a nominal value of ten thousand (10,000) GRD each. Then, by virtue of a decision dated 7 September 1993 of the Extraordinary General Meeting of the Shareholders, the share capital was increased by three billion three hundred million (3,300,000,000) GRD, to be fully paid up, with the issue of three hundred thirty thousand (330,000) registered shares of a nominal value of ten thousand (10,000) GRD each. Then, by virtue of a decision dated 11 May 1994 of the Extraordinary General Meeting of the Shareholders, the share capital was increased by three billion (3,000,000,000) GRD, to be fully paid up, with the issue of three hundred thousand (300,000) registered shares of a nominal value of ten thousand (10,000) GRD each. Then, by virtue of a decision dated 30 June 1994 of the Extraordinary General Meeting of the Shareholders, the share capital was increased by nine billion (9,000,000,000) GRD, to be fully paid up, with the issue of nine hundred thousand (900,000) registered shares of a nominal value of ten thousand (10,000) GRD each.

Then, by virtue of the Extraordinary General Meeting of the Shareholders, dated 28 April 1998, it was resolved that the nominal value of the shares be decreased from ten thousand (10,000) GRD to five hundred (500) GRD with the issue of seventy two million six hundred thousand (72,600,000) registered shares.

By virtue of a decision dated 31 July 2001 of the Extraordinary General Meeting of the Shareholders, the share capital was increased by five billion two hundred ninety six million six hundred ten thousand (5,296,610,000) GRD, with the issue of ten million five hundred ninety three two hundred twenty (10,593,220) shares of a nominal value of five hundred (500) GRD each and of an offer price of two thousand eight hundred thirty two (2,832) GRD each. The balance between the nominal value and the offer price amounting to 24,703,389,040 GRD will be transferred to the reserve fund with the issue of shares above par.

By virtue of a decision dated 24 January 2002 of the Extraordinary General Assembly of the Shareholders, the share capital was converted in Euro currency and increased by two hundred twenty thousand three hundred forty three Euro and one cent (220,343.01) or seventy five millions eighty one thousand eight hundred eighty one (75,081,881) drachmas. This increase comes from the partial capitalization of the reserve fund of the Company with the issuance of shares above par.

By virtue of a decision dated 5 September 2002 of the Extraordinary General Assembly of the Shareholders, the share capital was increased by four millions one hundred fifty nine thousand six hundred sixty one euro (4,159,661.00 euro) by the increase of the nominal value of each of the eighty three million one hundred ninety three thousand two hundred twenty (83,193,220) shares of the company from one euro and forty seven cents (1.47) to one euro and fifty two cents (1.52). The said increase has been realized by means of partial capitalization of the Retained Earnings Balance of the Company.

By virtue of a decision dated 16 October 2003 of the Extraordinary General Assembly of the Shareholders, the share capital was increased by eight hundred thirty one thousand nine hundred thirty two euro and twenty cents in total (429,000.00 + 402,932.20 = 831,932.20 euro) by the increase of the nominal value of our share from one euro fifty two cents (1.52) to one euro fifty three cents (1.53). This increase was the consequence, on one hand, of the contribution of the share capital of the absorbed company, TELESOFT HELLAS S.A. amounting to four hundred twenty nine thousand (429,000) euro (i.e. by the exceeding amount which is not amortized the share capital of TELESOFT by the participating value that STET HELLAS S.A. depicts in its accounting books), whereas, on the other hand, by virtue of round up purposes of the price of our share by the partial capitalization of the Retained Earnings Balance of our company in the amount of four hundred two thousand nine hundred thirty two euro and twenty cents (402,932.20).

Thus, the share capital to date amounts to one hundred twenty seven million two hundred eighty five thousand six hundred twenty six euro and sixty cents (127,285,626.60) divided in eighty three millions one hundred ninety three thousand two hundred twenty (83,193,220) registered shares of a nominal value of one euro fifty three cents (1.53) each one.

ARTICLE 6

1.	Notwithstanding the provisions of paragraph 3 of the present Article, during the first five (5) years as of the Company’s incorporation or within five years from the relevant resolution of the General Assembly, the Board of Directors, by virtue of a relevant resolution, which is required to be taken with a majority of at least 2/3 of its members, has the right to increase the share capital by issuing new shares. The amount of said share capital increase cannot exceed the amount of the allready initially paid up share capital or of the share capital that has been paid up on the date of the taking up of the relevant resolution from the General Assembly. The above power of the Board of Directors maybe extended by the General Assembly for a period which cannot exceed five years for each extension.

2.	Notwithstanding the provisions of paragraph 3 of the present Article, the General Assembly, has the right, by a resolution adopted with the majority and quorum mentioned in Article 26 herein, to increase in whole or in part the share capital by issuing new shares, up to the quadruple of the initially paid up capital or up to the double from the approval of the relevant amendment of the Articles of Association.

3.	As an exception to the provisions of the two (2) previous paragraphs, if the reserves of the Company exceed one tenth (1/10) of the paid-up share capital, a resolution of the

General Assembly adopted with the quorum and majority mentioned in Article 27 herein, is always required.

4.	Increases of the sharecapital decided according to paragraphs 1 and 2 of this Article do not constitute an amendment of the Articles.

5.	The Company’s instrument which decides the share capital increase determines the details of issuance of new shares as well as the time and method of payment of the new capital, the price of issue of new shares, and all the other terms of increase.

The price of issue of new shares cannot be determined below par value of shares. In the case of issue of new shares over par value of shares the difference between their nominal value and the price of issue is transferred to a special reserve account from the issue of shares over par value, not being in any case possible to be made available for the distribution of dividends or percentages and is paid up in case of interval payment of the share capital all in once at the payment of the A instalment.

6.	Within the first 2 (two) months from the establishment of the Company and from each and every increase of the Company’s sharecapital, the Board of Directors is obliged to convene a special meeting and to verify whether the Company’s capital has been paid up or not by the shareholders of the Company. Within the same deadline, the Chairman of the Board of Directors must submit to the competent supervisory authority a copy of the relevant minutes of the above special meeting of the Board of Directors, being subject to the publicity procedures of Article 7b of C.L. 2190/1920.

ARTICLE 7

SHARES

1.	The Shares of the Company are registered and may be converted to non-registered following a resolution of the General Assembly which should be taken according to the provisions of Article 26 of the present Articles of Association, provided that is allowed by law, and relevant amendment of the present article.

2.	By a resolution of the Board of Directors, the shares can be issued in titles representing one or more shares.

The titles of shares having been dispatched out of the duplicate counterfoil of the share register bear a serial number, the data stipulated by law, the date of issue, the Company’s seal, as well as the signature of the Chairman or Vice President of the Board of Directors and the signature of one (1) member of the Board of Directors authorized by the latter. All matters relating to the issue and the form of the shares are to be determined by the Board of Directors.

3.	Until the issue of final titles of shares, provisional titles can be issued by the Company and delivered to the shareholders, which shall be exchangeable at a later date with final ones and bear all the required data, with the exception of dividend receipts.

ARTICLE 8

1.	The shares and the rights arising therefrom are indivisible vis-a-vis the Company. In case of more owners, who have the ownership and usufruct of one share, they must appoint by common accord one single representative for the exercise of the rights stemming from this share otherwise the Board of Directors is obliged to suspend the exercise of these rights.

2.	The ownership of the share or the provisional title entails ipso jure for every shareholder the acceptance of the Articles of Association of the Company and the resolutions of its instruments which have been lawfully adopted.

3.	The transfer of the shares and the recognition by the Company of the owners of the shares takes place according to the provisions applicable at each time.

CHAPTER II

SHAREHOLDERS

ARTICLE 9

RIGHTS OF SHAREHOLDERS

1.	Shareholders exercise their rights in connection with the administration of the Company only through their participation in the General Assembly.

2.	Each share gives the right of one vote at the General Assembly.

3.	In any case of increase of the share capital which is not carried out through a contribution in kind as well as in the issue of bonds with the right of conversion thereof into shares, a right of preferential subscription to the entire new capital or bond loan in favor of the shareholders at the time of issue and according to the proportion of their participation to the existing share capital, is granted. After the expiration of the time set for the exercise of this preference right, which has been determined by the Company’s body deciding the increase and which (time) can not be shorter than one month, the shares which have not been subscribed by the old shareholders may be freely disposed of by the Board of Directors. The invitation for the exercise of the preference right, which should mention the time period within which this right must be exercised, must be published in the Bulletin of Limited Companies (Societes Anonymes) and Limited Liability Companies (T. AE - EPE) of the Government Gazette.

4.	Notwithstanding the preceding paragraph, if all the shares of the Company are registered, the invitation for the exercise of the preference right may be effected by registered letters addressed to the shareholders.

5.	By resolution of the General Assembly adopted according to provisions of Articles 29, paragraphs 3 and 4, and 31 paragraphs 2 of C.L. 2190/20, the right of preference envisaged in paragraph 3 of the present Article can be restricted or abolished. In order to pass such a resolution, the Board of Directors must submit to the General Assembly a written report stating the reasons for the restriction or abolition of the right of preference and justifying the price proposed for the issue of new shares. This decision of the Board of Directors is subject to the publication formalities envisaged in Article 7b of C.L. 2190/20.

6.	There is no exclusion from the right of preference, within the meaning of the previous paragraph, when the shares are undertaken by Banks or other financing institutions in order to be offered to the shareholders according to paragraph 3 of this Article.

ARTICLE 10

MINORITY RIGHTS

1.	Upon request by shareholders, representing 1/20 of the paid up share capital, the Board of Directors is obliged to convene an extraordinary General Assembly of shareholders, determining a date of its session not later than thirty (30) as from the date the application was served to the Chairman of the Board of Directors. The application must exactly specify the object of the items on the agenda.

2.	Upon request by shareholders representing 1/20 of paid-up share capital, the Chairman of the General Assembly is obliged to adjourn once the adoption of decisions of an ordinary or extraordinary General Assembly, determining as date of session for the adoption of such decisions the date specified in the request of shareholders, which however can not be later than thirty (30) days from the day of adjournment.

3.	Upon request by shareholders, representing 1/20 of paid-up share capital, which is submitted to the Company five (5) full days before the ordinary General Assembly, the Board of Directors must:

(a)	Disclose to the General Assembly the amounts which, within the last two years were paid for any reason by the Company to members of the Board of Directors or to the Directors or its other employees, as well as every other consideration of the Company to these persons or any other contract of the Company which has been concluded for any reason with the same persons;

(b)	Provide the specific information requested from it concerning the affairs of the Company, to the extent that they are useful for the real estimation of the items on the agenda. The Board of Directors can refuse to provide the requested information on substantial serious grounds, mentioning the relevant justification in the minutes.

4.	Upon request by shareholders, representing one third (1/3) of paid-up share capital, which is submitted to the Company within the deadline of the previous paragraph, and under the condition that these shareholders are not represented in the Board of Directors, the Board of Directors must provide them during the General Assembly, or, at its own discretion, prior to the General Assembly, to a representative of them, information concerning the progress of the Company’s affairs and the state of the Company’s property. The Board of Directors can refuse to provide requested information on substantial serious grounds, mentioning the relevant justification in the minutes.

5.	In cases of paragraph 3, sub-pararagraph 2, and of paragraph 4 of the present Article, any dispute about the groundness of the justification, is resolved by the competent One-Member Court of First Instance of the seat of the Company, by the procedure of injunctions.

6.	Upon request by shareholders representing one twentieth (1/20) of paid-up share capital, the adoption of a decision on any item on the agenda of the General Assembly is taken by a roll-call vote.

7.	The shareholders exercising the rights of this Article must have deposited according to Article 24 herein their shares, which give them these rights and to keep them deposited as of the date of serving of their application and:

(a)	in the cases of paragraphs 1 to 4 of the present Article, until the day of session of the General Assembly;

(b)	in cases of paragraph 5 of the present Article, until the publication of the decision of the competent Court.

8.	Company’s shareholders representing at least one twentieth (1/20) of paid-up share capital, have the right to request audit of the Company by the competent court of the district in which the Company has its seat. The audit is ordered, if it is probable that by the alleged acts the provisions of laws or of the Articles of Association or resolutions of the General Assembly, are violated. The alleged acts must have taken place at a time not exceeding two (2) years as of the date of approval of the annual financial statements of the financial year within which they were effected.

9.	Company’s shareholders representing one third (1/3) of paid-up share capital, have the right to request an audit of the Company by the competent Court according to the previous paragraph, if from the whole progress of the Company’s affairs it becomes probable that the administration of the Company affairs is not exercised, as stipulated by prompt and and careful management. This provision does not apply when the minority demanding the audit is being represented in the Board of Directors of the Company.

10.	The shareholders exercising the right of above paragraphs (8 and 9) must keep the shares, which offer them this right, in deposit with the Loans and Consignments Treasury, with the Bank of Greece or with any other recognised Greek Bank, until the pronouncement of a decision, but always for a time period not less than thirty (30) days from the submitting of application.

CHAPTER IV

BOARD OF DIRECTORS

ARTICLE 11

COMPOSITION AND TERM OF THE BOARD OF DIRECTORS

1.	The Company is administered by a Board of Directors which is composed by a minimum of three (3) and a maximum of seven (7) members.

2.	The members of the Board of Directors are elected by the General Assembly of shareholders for a term of three (3) years which is extended automatically until the first ordinary General Assembly following the expiration of their term, but never this term may be more than four (4) years.

3.	The members of the Board of Directors need not be shareholders and can always be reelected.

ARTICLE 12

AUTHORITY - COMPETENCES OF THE BOARD OF DIRECTORS

1.	The Board of Directors is responsible for the management (administration and disposition) of the Company’s property and the representation of the Company, in parallel application of the provisions of Articles 22 and 23 of C.L. 2190/20. The Board of Directors decides for all issues in general concerning the Company, within the framework of the Company’s purpose, with the exception of those which according to Law or the present Articles of Association fall within the exclusive competence of the General Assembly. Specifically, but not exclusively, the Board of Directors:

(a)	Represents the Company in Court and extrajudicially;

(b)	Initiate proceedings, proceeds in seizures, registers notes and mortgages, express its consent for the revocation of such, waives privileges, proceedings and legal remedies, enters into settlements and accept arbitrations;

(c)	Acquires, constitutes or transfers real rights on movable and immovable property with the reservation of Article 10 of C.L. 2190/20 as well as contractual rights in general, assumes obligations, enters in contracts of every kind, with the reservation of Article 23a of C.L. 2190/20, participates in public tenders or adjudications to the lowest or higher bidder;

(d)	Appoints, places and dismisses employees and agents of the Company, regulates the consideration and their salaries of them and in general furnishes every general and special attorneyship on behalf of the Company and revokes such;

(e)	Issues, accepts and signs or guarantees or endorses promissory notes, bills of exchange, checks as well as every bond on order, for the attainment of the Company’s object;

(f)	Determines expenses in general;

(g)	Inspects the books and the Treasury of the Company draws up the annual financial statements, proposes the amortizations which have to be carried out on the installations and precarious claims and proposes the distributable dividends and profits;

(h)	Regulates all matters concerning the internal operation of the Company and issues the relevant regulations and in general undertakes every act of administration of the Company and management of its fortune and is vested with every authority for the management of Company interests and undertaking of every action for the attainment of the Company objects.

The above remuneration of the rights of the Board is simply indicative and not exhaustive.

2.	The Company, with the reservation of the next paragraph, assumes obligations and engagements with the signatures of authorized members of the Board of Directors under the Company name.

3.	The Board of Directors can, exclusively and only in writing, transfer the exercise of some or all of its competences and authorities (except those demanding collective action) as well as the Company representation, to one or more persons, being members thereof or not, specifying at the same time the extent of this delegation.

ARTICLE 13

CONSTITUTION OF THE BOARD OF DIRECTORS

1.	The Board of Directors immediately after its election, is convened and constituted into body, electing its Chairman.

2.	The Board of Directors may elect, among its members, one Managing Director, determining at the same time the responsibilities thereof.

3.	The Chairman of the Board of Directors conducts its meetings.

In his absence or disability, the Chairman is replaced, as to all his competences and authorities, by another member of the Board, appointed by the Board of Directors.

ARTICLE 14

REPLACEMENT OF A MEMBER OF THE BOARD OF DIRECTORS

If for any reason the position of a Member of the Board of Directors is vacant, the remaining Members, provided they are at least three (3), must elect a temporary substitute for the remaining term of the substituted Member. This election is submitted for approval to the immediately next ordinary or extraordinary General Assembly. The acts of the Member who was elected in this way are deemed valid, even if his election is not ratified by the General Assembly.

ARTICLE 15

CONVOCATION OF THE BOARD OF DIRECTORS

The Board of Directors shall meet at the legal seat of the Company as well as in Thessaloniki, Patras, Hydra, Myconos and Rhodes and also in other locations abroad, that is Rome, Turin, Milan, Venice in Italy and New York in the U.S.A., following a specific permit by the competent supervisory authority pursuant to Article 20 of the C.L. 2190/1920, regularly at least once every calendar month, at a day and time specified by the Chairman or the member of the Board replacing the Chairman, and extraordinarily whenever at least two (2) members of the Board request so in writing.

ARTICLE 16

REPRESENTATION OF THE MEMBERS OF THE BOARD - QUORUM

- MAJORITY

1.	Each Member of the Board may, through a letter, telex or cable addressed to the Chairman of the Board of Directors, authorise another Member of the Board to represent him at one or more meetings. No member of the Board can represent more than one absent Member.

2.	The Board of Directors is at quorum and may validly transact its business, if half plus one of the number of its Members are present or represented therein, but in no case shall the number of the Members personally present be less than three. In determining the number of Members for a quorum, fractions, if any, shall not be counted.

3.	The resolutions of the Board of Directors are taken by a majority of half plus one of the number of Members who are present or represented at any meeting, except from the cases where qualified majority is required by law or by the provisions of the present Articles of Association.

ARTICLE 17

MINUTES OF THE BOARD OF DIRECTORS

1.	Minutes of the discussions and resolutions of the Board of Directors shall be kept.

2.	Copies and extracts of the Minutes of the Board of Directors are ratified by the Chairman or his lawful substitute.

ARTICLE 18

COMPENSATION OF MEMBERS OF THE BOARD OF DIRECTORS

1.	A compensation may be awarded to the Members of the Board of Directors the amount of which is determined by the Ordinary General Assembly by special resolution.

2.	Any other remuneration or compensation of the Members of the Board of Directors is deemed binding for the Company if it is approved by a special resolution of the Ordinary General Assembly. Such remuneration or compensation may be reduced by the Court if, in fair judgment, it is considered exorbitant and an objection has been expressed to the relevant resolution by shareholders representing 1/10 of the share capital.

3.	Any granting of credit (loans, guarantees, etc.) by the Company to its founders, members of the Board of Directors, General Managers or Managers, or to their spouses, or other relatives thereof up to the third degree of blood relationship or of relationship created by marriage, is forbidden and is null and void. Loans by the Company to third parties as well as the granting of credits to them by any way or the granting of guarantees on their behalf for the acquisition by them of shares of the Company are absolutely forbidden and are null and void. Any other contract concluded by the Company with the above persons shall be void without a prior special approval thereof by the General Assembly. This applies to labour contracts or mandate contracts as well as for any amendment thereof. The approval is not granted if shareholders representing at least one third (1/3) of the share capital represented in the Assembly have been opposed to the resolution.

ARTICLE 19

PROHIBITION OF COMPETITION

1.	It is forbidden to the Members of the Board of Directors, as well as to the Directors of the Company, to engage professionally, without an approval of the General Assembly, on their own behalf or on the behalf of third parties, in acts belonging to one of the purposes pursued by the Company or to participate as partners in companies pursuing such purposes.

2.	In case of violation of the above provision, the Company has a right for compensation, according to Article 23 paragraphs 2 and 3 of C.L. 2190/1920, as effective.

ARTICLE 20

RESPONSIBILITY OF MEMBERS OF THE BOARD OF DIRECTORS

The responsibility of the Members of the Board of Directors for the administration of the Company is limited to the fulfilment of their duties and expires every year after the approval of the annual financial statements by the ordinary General Assembly and the discharge of their responsibilities. The Members of the Board of Directors have no personal responsibility against third parties or the shareholders for the fulfilment of their duties, being responsible only against the legal entity of the Company, under the mandate committed to them. The General Assembly of shareholders is solely competent for the filing of a civil suit against the Members of the Board of Directors for excess of their mandate or for violation of the law or the present Articles of Association.

CHAPTER V

GENERAL ASSEMBLY OF SHAREHOLDERS

ARTICLE 21

COMPETENCE OF GENERAL ASSEMBLY OF SHAREHOLDERS

1.	The General Assembly of Shareholders is the highest authority of the Company and shall be entitled to decide on any Company affair, its resolutions being binding on all shareholders, even those absent or dissenting.

2.	The General Assembly is the only competent body to decide on the following:

(a)	On the extension of the term, or merger or dissolution of the Company;

(b)	On any amendment of the Articles of Association;

(c)	On the increase or decrease of the sharecapital, except for the case of paragraph 1, Article 6 of the present Articles of Association;

(d)	On the issue of a bond loan, as well as bonds convertible into shares;

(e)	On the election of the Members of the Board of Directors, except as provided in Article 14 of the present Articles of Association;

(f)	On the appointment of auditors;

(g)	On the appointment of liquidators;

(h)	On the distribution of the net annual profits;

(i)	On the approval of the annual financial statements;

(j)	On the release of the Board of Directors and the auditors from every responsibility for compensation according to provisions of Article 30 of the present Articles of Association.

ARTICLE 22

CONVOCATION OF GENERAL ASSEMBLY

1.	The General Assembly of Shareholders is convened by the Board of Directors and shall be held regularly at the seat of the Company at least once a year, always within the first six (6) months from the expiration of each financial year. The Board of Directors can convene the General Assembly of Shareholders in an extraordinary session whenever it deems necessary.

2.	The General Assembly of Shareholders, with the exception of adjourned General Assemblies and those deemed similar thereto, shall be called at least twenty (20) days prior to the date determined for said meeting, including holidays. The date of publication of the notice for the convention of the General Assembly and the date of the actual meeting are not included.

ARTICLE 23

INVITATION - AGENDA OF GENERAL ASSEMBY

1.	The invitation for the convocation of the General Assembly, must specify at least the location, the date and the time of the meeting as well as the items on the agenda with clarity. This invitation shall be published ten (10) at least full days before the meeting in the Bulletin of Corporations and Limited Liability Companies of the Government Gazette and also before twenty (20) at least full days in one of the Athens daily newspapers which, in the opinion of the Board of Directors have the widest circulation in the whole country, and in one daily financial newspaper from those specified as such in the Minister of Commerce decision, as well as in one weekly or daily newspaper from those which are published at the region of the seat of the Company, if any, in case that the Company does not have its seat at the region of the Municipality of Athens and in case no newspaper is published in this region, in one of those which are published in the capital of the Prefecture in which the Company has its seat. Such invitation is posted at a prominent place at the Company’s offices twenty (20) days before the day of the meeting. In the case of adjourned meetings the above time periods are reduced to half.

2.	The Board of Directors of the Company has the obligation, ten (10) days before the Ordinary General Assembly, to provide every shareholder who asks for it, with the annual financial statements and a copy of the report of the Board of Directors for the annual financial statements as well as the auditors’ report.

ARTICLE 24

DEPOSITION OF SHARES - REPRESENTATION

1.	Those shareholders wishing to participate in the General Assembly, must deposit their shares with the Treasurer of the Company, or with the Cashier of the Consignments and

Loans Fund, or any banking institution in Greece at least five (5) full days prior to the date determined for the meeting.

2.	Shareholders entitled to participate in the General Assembly can be represented at such meeting by lawfully authorized persons. Representation documents can be private deeds, provided they bear a date and they are signed by their issuers.

3.	Receipts of deposit of shares as well as documents authorizing representatives of shareholders, must be deposited with the Company, at least five (5) full days before the session of the General Assembly.

4.	Shareholders who have not complied with provisions of paragraphs 1 and 3 of this Article may participate at the General Assembly, only after its permission.

ARTICLE 25

LIST OF SHAREHOLDERS ENTITLED TO VOTE

Forty-eight (48) hours prior to any General Assembly there shall be posted in a prominent place in the Company’s premises a list containing the names of those entitled to vote in the General Assembly. This list must include all data stipulated by law, such as the eventual proxies of the representatives of the shareholders, the number of shares and votes of each one, as well as the addresses of the shareholders and their proxies.

ARTICLE 26

SIMPLE QUORUM AND MAJORITY OF VOTES OF GENERAL ASSEMBLY

1.	A quorum shall be deemed to be present and the General Assembly may validly transact the business on the agenda whenever the number of shareholders present in person or by proxy represents at least 20% of the paid-up share capital.

2.	Should such a quorum not be obtained in the first meeting, the General Assembly shall convene again within twenty (20) days from the date of the adjourned meeting, the shareholders being invited at least ten (10) days prior to such meeting. The latter repetitive General Assembly shall be deemed to form a quorum and may validly act on the items of the initial agenda no matter what part of the capital is represented therein.

3.	The resolutions of the General Assembly are taken by the absolute majority of the votes represented in it.

ARTICLE 27

EXTRAORDINARY QUORUM AND MAJORITY OF VOTES OF GENERAL

ASSEMBLY

1.	Exceptionally a quorum shall be deemed to be present and the General Assembly may validly act on the items of the agenda, only if shareholders representing 2/3 of the paid-up share capital are present or represented therein, concerning the following decisions:

(a)	An extension of the duration, merger or dissolution the Company;

(b)	The changing of the Company’s nationality;

(c)	The changing of the Company’s objects;

(d)	An increase or reduction of share capital, with the exception of the increases of Article 6 paragraphs 1 and 2 of the present Articles of Association;

(e)	Issue of a bond loan;

(f)	A change in the manner of distribution of the profits;

(g)	Increase of obligations of shareholders.

2.	If a quorum as provided in paragraph 1 of this Article shall not have been achieved in the first meeting, within twenty (20) days from this session and after an invitation before at least ten (10) days, a first repetitive meeting is convened, which is deemed to have a quorum and meet validly on the items of the original agenda if at such meeting is represented at least one half (1/2) of paid-up share capital.

3.	If again no such quorum is formed, a second repetitive meeting is convened within twenty (20) days, after an invitation at least ten (10) days before, which is deemed to have a quorum and meets validly on the items of the original agenda when in such meeting is represented at least one third (1/3) of paid-up share capital.

4.	All decisions provided in paragraph 1 of the present Article are taken by a two thirds (2/3) majority of the outstanding shares.

ARTICLE 28

CHAIRMAN - SECRETARY OF GENERAL ASSEMBLY

1.	The Chairman of the Board of Directors or, in his absence, the Deputy Chairman, shall preside temporarily over the General Assembly of Shareholders. The duties of Secretary are carried out by the person appointed by the Chairman.

2.	After the list of shareholders entitled to vote is approved, the Assembly proceeds with the election of its Chairman and a Secretary who serves as vote counter as well. The election of the regular Chairman’s office of the General Assembly takes place by secret ballot, unless this General Assembly decides otherwise or unless the law stipulates otherwise.

ARTICLE 29

SUBJECT OF DISCUSSION - MINUTES OF GENERAL ASSEMBLY

1.	Discussions and decisions of the General Assembly are limited to the items on the agenda.

2.	For the subjects discussed and approved at the meeting minutes are kept and they are signed by its Chairman and its Secretary. After an application of every shareholder, the Chairman of the General Assembly is obliged to register in the minutes on exact summary of the opinion of shareholder. In the book where minutes are registered is also registered the list, drafted according to the provisions of paragraph 2, Article 27 of the C.L. 2190/1920, of the shareholders present and represented at the General Assembly.

3.	The copies and extracts of the minutes are ratified by the Chairman of the Board of Directors or his deputy.

ARTICLE 30

DECISION FOR RELEASE OF BOARD OF DIRECTORS AND AUDITORS

1.	Following approval of the Annual Financial Statements the General Assembly shall decide by special vote taken by roll call on the release of the Board of Directors and Auditors from any liability for indemnity.

2.	Members of the Board of Directors and employees of the Company may participate in the voting for the release of the Board of Directors from liability only through the shares of which they are owners. Such release shall be ineffective with respect to the matters specified in Article 22a of C.L. 2190/1920 as effective.

CHAPTER VI

AUDIT

ARTICLE 31

AUDITORS

1.	The Ordinary General Assembly appoints every year two (2) regular auditors and two (2) substitutes, specifying their compensation.

2.	The General Assembly can appoint only one regular and one substitute auditor, if they are chartered accountants. In any case, if the limits of paragraph 6, Article 42a in connection with Article 112 of C.L. 2190/20 as in effect after its amendment by PD 409/86 and 498/87 are exceeded, the appointment of chartered accountants is obligatory.

3.	Within five (5) days from the General Assembly that has appointed the auditors, the Company shall notify these auditors their appointment, and in the event that they do not refuse such appointment within five (5) days, they are deemed to have accepted such appointment and bear all the responsibilities and obligations prescribed by Article 37 of C.L. 2190/1920.

ARTICLE 32

DUTIES AND RIGHTS OF AUDITORS

1.	The auditors have the right, at any time during their period of service, to take cognizance of any book, account or document of the Company, being obliged, after the termination of the financial year, to audit the annual financial Statements submitting a report on the result of their findings to the Ordinary General Assembly, which must show clearly, after an examination of the accuracy and legality of the entries in the Company’s books, whether the annual accounts represent its financial situation at the date of expiration of the audited financial year and the loss and profit account shows the actual results of this financial year.

The Auditors shall have the right through a petition to the Chairman of the Board of Directors to request convocation of an extraordinary General Assembly. Such meeting shall be convened by the Board of Directors within ten (10) days from the date of service of the petition to the Board’s Chairman and shall specify in the agenda the subjects mentioned in the petition.

CHAPTER VII

ANNUAL FINANCIAL STATEMENTS - PROFITS - LOSSES

ARTICLE 33

FINANCIAL YEAR

1.	The financial year is of a 12-month duration and begins on January 1 of each year and ends on December 31 of the same year. Exceptionally, the first financial year begins from the legal incorporation of the Company and will end on December 31st, 1993.

ARTICLE 34

ANNUAL FINANCIAL STATEMENTS

1.	At the end of each financial year the Board of Directors draws up the annual financial statements (Balance Sheet, “Loss and Profit” Account, “Distribution of Profits Sheet” and Attachment) as well as the management report. The annual financial statements must show with absolute clarity the real picture of the property structure, of the monetary-financial position and of the loss and profit account of the Company and are drawn up obligatorily according to provisions of Articles 42a, 42b,42c, 42d, 42e, 43, 43a para. 3 section a & b, 43b, 111 para 1 and 2 and 112 para 1 to 7 of C.L. 2190/1920 as such is in effect after its amendment by P.D. 409/86 and 498/87. The annual financial statements are submitted for approval to the Ordinary General Assembly and are accompanied:

(a)	By an explanatory report of the Board of Directors, which must furnish a clear and real picture of the progress of works and of the financial position of the Company, as well as information on its foreseen course and for its activities in the field of research and development and in which must be mentioned all data specified in Article 43a para. 3 (a) and (b) of C.L. 2190/1920 as amended by P.D. 409/86; and

(b)	By the auditors report which will contain, beyond the data referred to in Article 37 para 1, all data referred to in Article 43a para 4 of C.L. 2190/1920 as such is in effect.

2.	The Balance Sheet of the Company, the Loss and Profit Account and the Distribution of Profits Sheet together with the audit certificate, in those cases where the audit by chartered accountants is foreseen, are published at least twenty (20) days before the session of the Assembly, according to what is stipulated in the Law, in the newspapers specified in Article 43 para. 5 of C.L. 2190/20 as it is.

3.	The General Assembly may pass valid resolutions on the Annual Financial Statements only if such Financial Statements shall have been audited by the Company’s auditors and specifically countersigned by:

(a)	the Managing or authorized Director, or if no such Director exists by another member of the Board designated for such purpose;

(b)	the person exercising the general management of the Company; and

(c)	the Chief Accountant. In the event the above mentioned persons disagree as regards the manner in which said Financial Statements were prepared with respect to their legality, they are obliged to report their objections in writing to the General Assembly.

ARTICLE 35

DISTRIBUTION OF PROFITS

1.	Net profits of every financial year are these resulting after the subtraction from the gross profits of the Company of every expense, loss, lawful amortization and any other company encumbrance.

2.	The distribution of Company’s net profits will be effected as follows:

(a)	First takes place the withholding of the percentage for the formation of an ordinary reserve as stipulated by Law, namely for this purpose is withheld at least 1/20 of net profits. The withholding shall cease to be compulsory when the ordinary reserve equals at least one-third (1/3) of the paid-up share capital;

(b)	Then takes place the withholding of the amount required for the payment of a first dividend to the shareholders, such dividend to be equal to at least 6% of the paid-up share capital, and according to Article 45 of C.L.2190/1920 in connection with provisions of Law 148/1967, L.D.34/1968 and Law 876/1979 and with the reservation of the provisions of Article 44a of CL 2190/1920 as such is in effect.

3.	The General Assembly disposes freely of the rest.

ARTICLE 36

1.	The payment of dividends takes place within two (2) months from the resolution of the Ordinary General Assembly which approved the annual financial statements and at a day determined by the Ordinary General Assembly, or , under its authorization, by the Board of Directors. Those who have not requested promptly the payment of the dividends belonging to them, can have no claim for interest. Dividends not claimed within five (5) years from the date they became payable are prescribed.

2.	The distribution of interim dividends or percentages is permitted only if at least twenty (20) days before the day of such distribution, an accounting statement on the Company’s property is published in one of Athens daily newspapers which in the Board of Directors’ opinion have the widest circulation and in the Bulletin of Limited Companies (Societes Anonymes) and Limited Liability Companies of the Government Gazette and is submitted to the competent supervising authority. The dividends distributed in this way can not exceed the half (1/2) of the net profits shown in the accounting statement.

CHAPTER VIII

ARTICLE 37

REASONS OF COMPANY DISSOLUTION

1.	The Company is dissolved:

(a)	Upon expiration of its duration, unless an extension of its duration is decided prior to such expiration by the General Assembly;

(b)	By resolution of the General Assembly taken according to the provisions of Article 27 of the present Articles of Association; and

(c)	When the Company is declared in bankruptcy.

2.	The concentration of all shares in the hands of one single shareholder does not constitute a reason for the dissolution of the Company.

3.	In case the total of the Company own capitals, as stipulated in Article 42c of CL. 2190/1920 as amended by P.D. 409/86 becomes lower than half (1/2) of the paid-up share capital the Board of Directors is obliged to convene the General Assembly within a deadline of six (6) months from the expiration of financial year in order to decide whether the Company will be dissolved or another measure will be adopted.

4.	If the Company is dissolved because of the lapse of its time of duration or by resolution of the General Assembly or if after the declaration of bankruptcy a settlement or restitution has taken place, according to standing provisions concerning bankruptcy, the Company may be revived by resolution of the General Assembly of shareholders, taken according to the provisions of Article 27 of the present Articles of Association. Such resolution is excluded if the distribution of the company property has already begun.

ARTICLE 38

LIQUIDATION

1.	Except in the case of bankruptcy, the dissolution of the Company is followed by its liquidation. In the case of item a of paragraph 1 of Article 37 of the present Articles of Association, the Board of Directors shall act as liquidator until liquidators are appointed by the General Assembly.

In the case of item b of the same as above paragraph above of the same Article, the General Assembly appoints the liquidators by the same resolution. The liquidators, appointed by the General Assembly, can be two (2) to four (4), shareholders or not and they exercise all the competences of the Board of Directors which are relevant with the procedure and purpose of liquidation, as such have been possibly limited by the General Assembly, with the resolutions thereof they are obliged to comply.

The appointment of liquidators results ipso jure in the termination of authority of the members of the Board of Directors and of the auditors.

2.	The liquidators appointed by the General Assembly are obliged, upon assuming their duties, to take an inventory of the Company property and to publish in the press and in the Bulletin of Limited Companies (Societes Anonymes) and Limited Liability Companies of the Government Gazette, a balance sheet, a copy thereof is submitted to the Direction of Commerce of the competent Prefecture. According to Article 7a of C.L. 2190/1920, as such is in effect today, the balance sheet of the liquidation and the final balance sheet are also subject to publicity.

3.	The liquidators have the same obligation upon termination of liquidation as well.

4.	The General Assembly of shareholders retains all its rights during the liquidation.

5.	The liquidation balance sheets are approved by the General Assembly of shareholders, which also decides on the release of liquidators from every responsibility.

6.	Every year the liquidation results are submitted to the General Assembly together with a report setting forth the reasons for which the liquidation has not been terminated as yet.

7.	The proceeds of liquidation of the Company, after the complete final payment of its liabilities, belongs to the shareholders and is distributed to the shareholders pro rata to the shares each one of them has at his hands.

CHAPTER IX

GENERAL PROVISION

ARTICLE 39

These Articles of Association are limited to the issues required by Article 2 of C.L. 2190/1920 as such has been amended and is in effect. The provisions of C.L. 2190/1920 as such have been amended and are in effect apply as to all other issues.

CHAPTER X

TRANSITORY PROVISIONS

ARTICLE 40

SUBSCRIPTION AND PAYMENT OF CAPITAL

The capital of the Company specified in Article 5 of the present Articles of Association is fully subscribed to by the founders of the Company in the following proportions:

(a)	The Company “STET INTERNATIONAL S.p.a.”, a company established under the Italian laws, with registered seat in Rome Italy (Via Aniene 23), covers 999 ........shares of a total value of Drs 9.990.000, of par value 10.000 each

(b)	Mr. Epaminondas Lambadarios, covers 1 ...share of a total value of Drs 10.000.

The founders are obliged to pay cash in the Company’s Treasury the full value of the shares upon the entry in the Registry of S.A. of the administrative decision authorising the establishment of the Company and approving these Articles of Association.

ARTICLE 41

FIRST BOARD OF DIRECTORS

The first Board of Directors, that will run the Company until the convocation of the first Ordinary General Assembly of the shareholders, which shall take place within the first 6 months of 1994, shall consist of Messrs:

1.	Carlo Mezzanote

2.	Epaminondas Lambadarios

3.	Basil Lambadarios

ARTICLE 42

AUDITORS OF FIRST FINANCIAL YEAR

Regular auditors for the first financial year of the Company are appointed as regular the following:

1.	Antony Sichnis

2.	George Gassios

and as deputy following :

1.	George Samothrakis

2.	John Kitsopanides

All of them have graduated five years ago (at least). The annual remuneration is fixed at Drs. 20.000 for each one, who will be used.

T R U E C O P Y

of the Codified Articles of Association

of above Company with

registration no. 27039/01AT/B/92/1961

submitted to the Register of Societes Anonymes

in 14-11-03.

Agia Paraskevi, 19-12-2003

(Seal and Signature)

Head of the Department

O. KONSTANTINIDI

The present document constitutes a true and accurate translation in English of the Greek Official document of the Codified Articles of Association of the Societe Anonyme under the corporate name “STET HELLAS TELECOMMUNICATIONS S.A.”, (including the respective amendments of the Articles of Association by virtue of the General Assembly Resolutions dated 21.12.1992, 22.01.1993, 11.02.1993, 02.04.1993, 12.05.1993, 07.09.1993, 11.05.1994, 30.06.1994, 28.04.1998, 31.07.2001, 24.01.2002 and 16.10.2003).

Certified according to the Greek Law by the Attorney-at-Law

PARIS ATLAMAZOGLOU.

MAROUSSI, MARCH 15TH, 2004

(SEAL)

(SIGNATURE)

THE CERTIFIED ATTORNEY-AT-LAW